RICHMONT MINES INC.
REPORT TO SHAREHOLDERS

1

First Quarter ended March 31, 2008

For information

Richmont Mines Inc.
1 Place-Ville-Marie
Suite 2130
Montreal, Quebec	Tel.: 514 397-1410
Canada H3B 2C6	Fax: 514 397-8620

info@richmont-mines.com	Listings: Toronto, AMEX

Ticker symbol: RIC	www.richmont-mines.com

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL

In this report, the management of Richmont Mines Inc. ("Richmont Mines", "Richmont" or "the Company") wishes to present the Company’s highlights from the three-month period ended March 31, 2008. The financial information presented herein is established in accordance with Canadian generally accepted accounting principles (GAAP) which are the same as those used in the presentation of the financial statements for the period ended March 31, 2008. The currency used in this discussion is the Canadian dollar, except where otherwise stated. This report should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007, the unaudited quarterly financial statements for the period ended March 31, 2008, and the accompanying notes. The data on production is given in metric units, the most widely used method in Canada. More information on Richmont Mines can be obtained from the web sites of SEDAR (www.sedar.com) and the Company itself (www.richmont-mines.com). The following text contains forward-looking information. Please see "Disclosure regarding forward-looking statements" on page 14.

Our Business. Richmont Mines, headquartered in Rouyn-Noranda, Quebec, Canada, explores for, acquires, develops and produces gold in North America. The Company currently operates two gold mines in Canada: the Beaufor Mine in Quebec and the Island Gold Mine in Ontario. The Company also maintains a pipeline of exploration and development projects which we believe will facilitate its future growth. Richmont was founded in 1981 and, since it began production in 1991, has produced more than one million ounces of gold from the Francoeur, Beaufor and East Amphi mines, located in Quebec, the Nugget Pond and Hammerdown mines in Newfoundland and the Island Gold Mine in Ontario.

Vision and Strategy. Richmont’s vision is to grow to be an intermediate North American producer of gold with three to four operating sites that each produce approximately 60,000 ounces of gold annually and to build reserves to be at least one million ounces of gold. Our strategy is to generate positive cash flow and profitable growth enabling us to cost-effectively develop our mining assets, exploit mineralized reserves on properties we own and have acquired, identify new development opportunities and to develop partnerships in order to expand our pipeline of projects, grow our reserve base and increase our production rates. We currently have a strong balance sheet with no long-term debt and cash and cash equivalents of $30 million.

Richmont’s management team ultimately seeks to create shareholder value through the continued rationalization and development of existing resources, the utilization of outside resources when necessary to uncover opportunities, and the evaluation of acquisition and partnership opportunities in order to expand the value of our portfolio of mineral properties, build our reserve base and our pipeline of projects and to accelerate our rate of production.

Experienced Management Team. Our history of successful production along with Richmont’s extensive experience in the development of advanced exploration projects has earned management a strong reputation for expertise at cost-effectively recovering gold from underground mines. Our executive team has several years of experience in the gold industry, either with Richmont or other larger gold producers.

02
MAY 9, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Pipeline. Site preparation work began during the first quarter of 2008 at the Golden Wonder Mine in Colorado, where Richmont Mines recently exercised an option to acquire a 50% joint venture interest. It expects to begin exploration activities during the second quarter of 2008. Historic production at the Golden Wonder Mine produced a very high grade ore from veins approximately two to three feet in width. Based on positive sampling results and historic production data, the Company plans to invest US$3 million by September 2008 as part of its agreement to earn its 50% interest and to commit an additional US$15 million for exploration and development of the project over a 56-month period. The Golden Wonder Mine produced over 133,000 ounces of gold at an average grade of 16 ounces of gold per ton before commercial production was suspended in June 2006.

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER OF 2008

  $30.0 million in cash and cash equivalents as of March 31, 2008;

  Revenue increased 46% to $15 million;

  Ounces of gold sold increased 21% to 14,995 ounces;

  Average selling price per ounce reaches US$947;

  Net earnings of $0.4 million or $0.02 per diluted share;

  Exercising option to acquire 50% joint venture interest in Golden Wonder Mine in Colorado; and

  Exploration and project evaluation expenses totalled $1.1 million.

03
MAY 9, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

PRINCIPAL FINANCIAL DATA1

	Three months ended
	March 31,	March 31,
	2008	2007

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	925	650
Average selling price (US$)	947	717
Average exchange rate (US$/CAN$)	1.0000	1.0748[2]
Ounces of gold sold	14,995	12,403
Average cash cost (US$ /ounce)[3]	697	537

KEY FINANCIAL DATA (in thousands of CAN$)
Revenue	14,961	10,237
Net earnings	406	326
Net earnings per share	0.02	0.01
Cash flow from operations	3,181	4,002
Investments in property, plant and equipment	825	2,054

	March 31,	December 31,
	2008	2007

Cash, cash equivalents and short-term investments	30,946	29,117
Total assets	87,501	85,976
Shareholders’ equity	62,048	61,813
Shares outstanding (thousands)	24,049	24,053

KEY PER SHARE DATA
Stock Price (at closing)
US$ (AMEX)	3.61	3.25
CAN$ (TSX)	3.71	3.14

1

Throughout this document, the Company uses performance indicators that are not defined according to Canadian generally accepted accounting principles (GAAP), such as the total cash cost of production per ounce sold for each of the Company’s properties, excluding the rates of depreciation per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by GAAP. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with GAAP, to evaluate the Company’s performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with GAAP.

2

Average exchange rate used for year 2007.

3

The cash cost includes operating costs and royalties

CONSOLIDATED EARNINGS

Net earnings for the three month period ended March 31, 2008 was $406, compared with net earnings of $326 for the same period in 2007. The increase in net earnings was the result of a 21% increase in the number of ounces of gold sold at a 23% higher average selling price in Canadian dollars per ounce. This rise in earnings was reduced by the impact of the 21% increase in the average cash cost in Canadian dollars per ounce sold relative to 2007, higher exploration and project evaluation costs and a $537 increase in mining and income taxes. Offsetting these increases was a $426 lower depreciation and depletion charge as a result of increased mineral reserves which were determined at the end of 2007. In addition, a charge for minority interest of $212 was recorded for the first quarter of 2008, whereas in the first quarter of 2007, revenue of $118 was recovered following a loss from minority interests.

04
MAY 9, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Revenue for the first quarter of 2008 was $14,961, a 46% increase compared with $10,237 in the first quarter of 2007. In the 2008 quarter, 14,995 ounces of gold were sold at an average price of US$947 (CAN$947) per ounce, compared with 12,403 ounces of gold sold in the same period the prior year at an average price of US$717 (CAN$771) per ounce. Total precious metals revenue was up $4.6 million, or 48%, to $14,194 in the first quarter of 2008 compared with $9.566 in the first quarter of 2007. Sales from the Island Gold Mine, which commenced production during the fourth quarter of 2007, more than offset the loss of gold sales from the East Amphi Mine, which was closed in mid-2007.

Expenses totalled $13,620 for the three-month period ended March 31, 2008, compared with $9,843 for the same period in 2007, an increase of $3,777, or 38%. Operating costs, including royalties, increased $3,286, or 46%, to $10,444 in the first quarter of 2008 compared with $7,158 in the first quarter of 2007, reflecting increased production and higher operating costs. The cash cost per ounce of gold sold increased 30% to US$697 in the first quarter compared with US$537 in the first quarter of 2007. High cash costs of US$809 were incurred at the Island Gold Mine as production has not yet reached projected levels, while costs at the Beaufor Mine increased slightly to US$599 from US$587 in the first quarter of 2007. Last year’s operating expenses included production from the East Amphi Mine, which was shut down during the second quarter of 2007. The operating cost increase was somewhat offset by a decrease in depreciation and depletion expenses related to a lower depreciation and depletion rate per ounce calculated on proven and probable reserves at the end of 2007.

Exploration and project evaluation costs increased $780 to $1,081 in the first quarter of 2008 compared with $301 in the same period of 2007. Higher exploration and project evaluation expenses reflect the Company’s efforts to grow its reserves. A total of $550 and $312 in exploration costs were incurred, respectively, at the Beaufor and Island Gold mines and $474 at the Golden Wonder project, which is located in the historic precious metal rich Colorado Mineral Belt.

Administration expenses for the three-month period ended March 31, 2008 increased slightly to $827 compared with $803 in the same period in 2007, as stock-based compensation expense for the quarter was $141, compared with $123 during last year’s quarter. Of the 70,000 options granted during the first three months of 2008, a total of 30,000 options represented renewals of expired options for employees, and the balance of 40,000 options represented the granting of options to new employees. The weighted average fair value, calculated according to the Black & Scholes valuation model as of the date on which each option was granted, was $1.15, compared with $0.96 for the same period in 2007.

05
MAY 9, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

SUMMARY OF OPERATIONS

Island Gold Mine1

	Three months ended
	March 31,	March 31,
	2008	2007

Tonnes	31,688	-
Head grade (g/t)	7.23	-
Recovery (%)	94.95	-
Recovered grade (g/t)	6.86	-
Ounces sold	6,992	-
Cash cost per ounce (US$)	809	-

Investment in property, plant and equipment (thousands of CAN$)[2]	475	1,976
Exploration expenses (thousands of CAN$)	312	114

Deferred development metres	118	-

Metres of exploration drilling
Definition	1,088	-
Underground	3,393	12,940

1

In its consolidated financial statements, Richmont Mines consolidated 100% of the Island Gold project, in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity (VIE). As Richmont Mines holds a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses will differ from the percentage that it owns, the Company is therefore considered the primary beneficiary of the VIE.

2

During the three-month period ended March 31, 2008, Richmont Mines applied exploration tax credits totalling $91. For the year 2007, the information presented is attributable to the advanced exploration program, including development and exploration activities, performed during this period. An amount of $5,915 from gold sales was applied against investment In 2007.

Commercial production began at the Island Gold Mine in October 2007. During the first quarter of 2008, 31,688 tonnes of ore were processed at an average recovered grade of 6.86 g/t, and 6,992 ounces of gold were sold at an average price of US$937 (CAN$937) per ounce.

Although the average recovered grade has improved 6.4% compared with the grade of 6.45 g/t experienced in the fourth quarter of 2007, the mine’s initial quarter in commercial production, ore output from production stopes was lower than forecasted due to lower productivity from the long-hole contractor and delays in stope sequencing which adversely impacted results and contributed to a high cash cost of US$809 during the quarter. Major improvements were made to address these issues and better results are expected in the second quarter.

06
MAY 9, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Beaufor Mine
	Three months ended
	March 31,	March 31,
	2008	2007

Tonnes	30,697	29,700
Head grade (g/t)	8.28	6.59
Recovery (%)	97.98	98.70
Recovered grade (g/t)	8.11	6.50
Ounces sold	8,003	6,211
Cash cost per ounce (US$)	599	587

Investment in property, plant and equipment (thousands of CAN$)	80	-
Exploration expenses (thousands of CAN$)	550	360

Metres of exploration drilling
Definition	1,749	552
Underground	5,857	5,542

During the first quarter of 2008, 30,697 tonnes of ore were processed from the Beaufor Mine at an average recovered grade of 8.11 g/t, and 8,003 ounces of gold were sold at an average price of US$955 (CAN$955) per ounce. For the first quarter of 2007, 29,700 tonnes of ore were processed at an average recovered grade of 6.50 g/t, and 6,211 ounces of gold were sold at an average price of US$726 (CAN$780) per ounce. The grade for this period was lower because 18,096 tonnes of ore mined in 2006 were processed before the revised mining plan was implemented in January 2007. Production during the first quarter of 2008 included the processing of more than 17,200 tonnes of ore in inventory at the end of last year as a result of significant custom milling at the Camflo Mill that occurred during the fourth quarter of 2007.

The cash cost per ounce in the first quarter of 2008 was US$599 compared with a cash cost per ounce of US$587 for the same quarter in 2007. Despite a higher grade, the average cast cost per ounce increase in 2008 due to maintenance cost at the Camflo Mill which only processed ore from the Beaufor during the quarter and to a higher Canadian dollars compared to 2007.

In 2008, the Company plans to complete 42,000 metres of drilling at the Beaufor Mine, of which 19,500 metres are dedicated to testing the Q Zone which was discovered last year. A total of 7,606 metres were drilled during the first quarter of 2008. More than $550 was invested in exploration work at Beaufor during the first three months of 2008.

East Amphi Mine

The East Amphi Mine ceased production at the end of the second quarter of 2007 following the depletion of the mine’s mineral reserves and was sold on June 29, 2007. During the three-month period ended March 31, 2007, 61,284 tonnes of ore were processed at an average recovered grade of 3.14 g/t, and 6,192 ounces of gold were sold at an average price of US$710 (CAN$763) per ounce. The cash cost was US$487 per ounce for the first quarter of 2007.

07
MAY 9, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Exploration properties
	Three months ended
	March 31,	March 31,
	2008	2007
	$	$

Exploration costs - Mines
Beaufor Mine	550	360
Island Gold Mine	312	114
East Amphi Mine	-	17

	862	491

Exploration costs – Other properties
Golden Wonder property	474	97
Francoeur / Wasamac properties	40	22
Valentine Lake property	1	14
Camflo Northwest property	-	76
Other properties	7	23
Project evaluation	50	43

	1,434	766

Exploration tax credits	(353)	(465)

	1,081	301

Golden Wonder Project

Site preparation at the Golden Wonder Project, where the Company is exercising its option to acquire a 50% joint venture interest, began at the end of the first quarter of 2008. Preliminary exploration drilling and underground development work is expected to begin during the second quarter.

Valentine Lake Project

Richmont Mines is in the process of formalizing a joint venture agreement to complete the acquire of 70% interest in the Valentine Lake property with Mountain Lake Resources, which has acquired title to the property. The Company expects in the second quarter of 2008 to begin to develop a plan for the further expansion and advancement of the main zone which contains Inferred Resources of 1,314,780 tonnes at 8.50 g/t Au (cut at 58 g/t Au) for a total of 359,480 ounces of gold.

08
MAY 9, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2008	2007	2007	2007	2007	2006	2006	2006

KEY FINANCIAL DATA
(thousands of CAN$)
Revenue	14,961	10,321	4,777	12,736	10,237	7,448	7,826	9,485

Net earnings (loss)	406	(986)	(1,481)	8,812	326	2 477	(438)	474

Cash flow from (used in) operations	3,181	(389)	3,417	4,780	4,002	130	415	934

Investment (disposal) in property, plant and equipment	825	2,576	2,011	(470)	2,054	5,246	8,112	6,455

KEY PER-SHARE DATA

Net earnings (loss) basic and diluted (CAN$)	0.02	(0.03)	(0.06)	0.36	0.01	0.11	(0.02)	0.02

OUNCES OF GOLD SOLD	14,995	10,949	6,201	16,640	12,403	9,102	10,653	13,003

KEY DATA PER
OUNCE OF GOLD (US$)

Selling price	947	724	666	680	717	613	608	613

Average cash cost	697	556	590	399	537	547	502	527
Depreciation and depletion	72	79	73	114	99	85	51	47

Total cost	769	635	663	513	636	632	553	574

Summary of results for the last eight quarters

Revenue increased during each of the last four quarters compared with the corresponding quarter of the previous year, with the exception of the third quarter of 2007, when a five-week shut-down at the Beaufor Mine for the replacement of its headframe structure resulted in a decrease in total production. Year over year production increases, along with the rising price of gold, resulted in increased revenue in the other quarters. Production during the five quarters beginning with the 2006 second quarter was from the Beaufor and East Amphi mines, while production beginning with the fourth quarter of 2007 through the first quarter of 2008 was from the Beaufor and Island Gold mines. The East Amphi Mine ceased production at the end of the second quarter of 2007 following the depletion of the mine’s mineral reserves and the Island Gold Mine began commercial production during the fourth quarter of 2007.

Net earnings or losses on a quarterly basis are generally affected by operating expenses which vary according to the price of raw materials and energy, wages, the recovered grade of the ore being processed, and by mining and income taxes expensed or recovered. Starting in the first quarter of 2006, additional contributions from the East Amphi Mine supplemented the production of the Beaufor Mine.

09
MAY 9, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The net loss in the fourth quarter of 2007 was primarily a result of an increase in exploration expense and higher operating costs as the Island Gold Mine commenced commercial production. The net loss for the third quarter of 2007 was attributed to higher exploration costs and the five-week shut-down at the Beaufor Mine, while the net loss for the third quarter of 2006 was a result of lower selling price, and lower recovered grade at Beaufor. During the second quarter of 2007, Richmont recorded a $7.4 million gain on the sale of the East Amphi property and a $3.2 million gain on the sale of assets in Newfoundland was recorded during the fourth quarter of 2006.

CASH AND CASH EQUIVALENTS

As of March 31, 2008, the Company had working capital of $35.3 million, compared with $34.0 million as of December 31, 2007, primarily a result of a $3.2 million increase in cash and cash equivalents generated by operating activities, reduced by property, plant and equipment investments of $0.8 million. Cash and cash equivalents totalled $30.0 million as at March 31, 2008, compared with $27.3 as of December 31, 2007.

The total advance to Patricia Mining Corp., the minority partner in the Island Gold Mine, was $3,000 at March 31, 2008 ($3,375 at December 31, 2007). An amount of $1,500 ($1,500 at December 31, 2007) is presented in accounts receivable as it is reimbursable within the next twelve months. The total advance bears interest at prime rate plus 3% (effective rate of 8.25% in 2008 and 9.00% in 2007) and is to be reimbursed in 36 equal and consecutive monthly instalments, which started on April, 2007. This advance is secured by the 45% interest which the borrower has in the Island Gold Mine.

An amount of $132 included in accounts receivable, which represents Patricia Mining Corp’s share of the November 2007 cash call of $90 and accrued interest of $42, had not been settled at March 31, 2008.

CAPITAL RESOURCES

During the first quarter of 2008, the Company issued 7,000 common shares following the exercise of options for a total cash consideration of $19.

Under its normal course issuer bid programs, which the Board of Directors deems an appropriate use of the Company’s funds considering the price of its common shares and the Company’s strong balance sheet and outlook, Richmont Mines bought back 11,200 common shares during the first quarter of 2008, for a total amount of $40, or an average price of $3.60 per share. These shares were cancelled immediately after their repurchase.

After three years of active capital expenditures on its projects, Richmont Mines current investments forecast for its existing projects is limited in 2008 and is expected to be funded with existing cash and cash equivalents and with cash flow generated by operating activities.

COMMITMENTS AND CONTINGENCY

The Company is subject to royalty payments on certain properties, should they enter commercial production.

10
MAY 9, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

On November 5, 2007 (with amendment dated December 21, 2007), the Company signed an agreement with LKA International, Inc. ("LKA") to acquire an option with the intent of acquiring a 50% interest in the Golden Wonder property, located near Lake City, Colorado, USA. In accordance with the terms of the agreement, the Company paid an initial amount of US$150 to evaluate the Golden Wonder property. In December 2007, the Company exercised the option and paid an additional amount of US$150. The Company must invest a total amount of US$3 million prior to September 1, 2008, including exploration and development expenditures, the option payment of US$300 and transaction costs. In order to maintain its rights in an option and joint venture agreement to be signed no later than September 1, 2008, the Company is committed to subscribe to US$1.5 million in common shares of LKA. The Company will subsequently have the option to invest supplementary amounts of US$3 million (during an 8-month period starting September 1, 2008), US$6 million (during the following 24-month period) and a final amount of US$6 million (during the 24-month period ending on April 30, 2013) to earn its 50% interest in the property. In accordance with the agreement, the Company will receive 50% of the net proceeds of gold sales made during all phases on the project.

RELATED PARTY TRANSACTIONS

The Company has not entered into any transactions with related parties.

OFF-BALANCE-SHEET TRANSACTIONS

During the first three months of 2007 and 2008, the Company was not involved in any off-balance-sheet transactions.

NEW ACCOUNTING POLICIES

Capital disclosures

As of January 1st, 2008, the Company adopted Section 1535 of the Handbook published by the Canadian Institute of Chartered Accountants (CICA), entitled "Capital disclosures". This section establishes standards for disclosing information about an entity’s capital and how it is managed, which information is presented in note 12 of the quarterly consolidated financial statements.

Financial instruments – disclosures and presentation

As of January 1st, 2008, the Company adopted two new CICA Handbook sections: Section 3862, "Financial instruments – disclosures" and Section 3863, "Financial instruments – presentation". Together, these two sections replace Section 3861, "Financial instruments – disclosures and presentation". These Sections require additional disclosure, particularly regarding the documentation of risks and have been included in note 13 of the quarterly consolidated financial statements.

Inventories

As of January 1st, 2008, the Company adopted Section 3031, "Inventories", of the Handbook which replaces Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards ("IFRS"). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; it reduces the number of methods available to determine cost; it requires impairment testing; and it expands the disclosure requirements to increase transparency. The adoption of Section 3031 had no effect on the Company’s consolidated financial statements and on comparative data.

11
MAY 9, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

FUTURE ACCOUNTING PRONOUNCEMENTS

In February 2008, the Accounting Standards Board ("AcSB") announced that accounting standards in Canada are to converge with IFRS and that public companies will be required to present their financial statements, with comparative data, under these standards for fiscal years beginning on or after January 1st, 2011. The Company is currently evaluating the impact of these requirements on its consolidated financial statements.

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of hypotheses that have a significant effect on revenue and expenses as well as on the amounts of assets and liabilities. Elements such as mineral reserves, property, plant and equipment, asset retirement obligations, option-based compensation and future mining and income taxes are estimates that management considers the most important, those whose actual amounts could differ considerably and affect operating results. A detailed discussion of these estimates is given in the annual management’s discussion and analysis, dated March 31, 2008, and available on SEDAR (www.sedar.com).

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments and short-term gold hedging contracts. As of March 31, 2008 and 2007, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the three-month periods ended March 31, 2008 and March 31, 2007, no gain or loss related to derivative financial instruments or to gold hedging contracts was recorded in the financial statements.

GENERAL INFORMATION

The President and Chief Executive Officer and the Financial Director are responsible for disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) and have designed them, or had them designed under their supervision, to provide reasonable assurance that material information relating to the Company is communicated to them by others within the Company, especially during the period when reports that must be filed under the terms of Canadian securities law are being prepared.

The President and Chief Executive Officer and the Financial Director are also responsible for internal controls over financial reporting and have designed them, or had them designed under their supervision, to provide reasonable assurance that the financial information is reliable and that the financial statements have been prepared in accordance with Canadian GAAP. No major change has been made to the internal controls over financial reporting during the quarter ended March 31, 2008.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. A detailed discussion of these risks is given in the annual management’s discussion and analysis, dated March 31, 2008, and available on SEDAR (www.sedar.com).

12
MAY 9, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Regulation 43-101

The reserve and resource estimations of the Island Gold and the Beaufor mines as of December 31, 2007 were performed by qualified persons as defined by NI 43-101. For Island Gold Mine, the estimation was prepared by Ms. Nicole Rioux, Geo., of Genivar, and for Beaufor Mine by Richard Dubuc, P. Geo, an employee of Richmont Mines Inc. These reserves and resources estimations were supervised and reviewed by Mr. Jules Riopel, M.Sc. P. Geo., MBA, Director Geology and Exploration, an employee of Richmont Mines Inc.

The resources calculations of the Island Gold property, filed on November 2006, was performed by Ms. Nicole Rioux, Geo., and Mr. Michel Garon, Eng. of Genivar, two qualified persons as defined by NI 43-101. The reserves calculation for the Beaufor Mine as at December 31, 2006 was prepared by qualified persons as defined under the terms of this standard and was supervised by Mr. François Chabot, Geo., of Golder and Associates, a qualified person under the terms of this standard.

Cautionary note to US investors concerning resource estimates

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101, adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this Management’s Discussion and Analysis, we use the terms "measured," "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves." Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Compliance with Canadian securities regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended ("Exchange Act"), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

13
MAY 9, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements that include risks and uncertainties. When used in this Report, the words "estimate," "project," "anticipate," "expect," "intend," "believe," "hope," "may" and similar expressions, as well as "will," "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. These forward-looking statements involve risks, uncertainties and other factors that in some cases have affected our historical results and could cause actual results in the future to differ significantly from the results anticipated in forward-looking statements made in this Report. Important factors that could cause such a difference are discussed in this Report, particularly in the section entitled "Risks and uncertainties," which refers to the Company’s annual management’s discussion and analysis report dated March 31, 2008. You are cautioned not to place undue reliance on the forward-looking statements.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian–United States exchange rate, the grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors, such as uncertainties regarding government regulations, could also affect the results. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information and continued disclosure

This management’s discussion and analysis was prepared as at May 9, 2008. The Company regularly discloses additional information through news releases, quarterly and annual financial statements and its annual information form ("AIF") on SEDAR’s Web site (www.sedar.com) and through Richmont Mines’ Web site (www.richmont-mines.com).

14
MAY 9, 2008	RICHMONT MINES INC.

CONSOLIDATED FINANCIAL STATEMENTS First Quarter ended March 31, 2008

CONSOLIDATED STATEMENTS OF INCOME
	(in thousands of Canadian dollars)
(Unaudited)	Three months ended
	March 31,	March 31,
	2008	2007
	$	$

REVENUE
Precious metals	14,194	9,566
Other	767	671

	14,961	10,237

EXPENSES
Operating costs	10,097	7,065
Royalties	347	93
Administration	827	803
Exploration and project evaluation (note 2)	1,081	301
Accretion expense - asset retirement obligations	43	44
Depreciation and depletion	1,205	1,631
Loss (gain) on disposal of mining assets	20	(94)

	13,620	9,843

EARNINGS BEFORE OTHER ITEMS	1,341	394

MINING AND INCOME TAXES	723	186

	618	208

MINORITY INTEREST	212	(118)

NET EARNINGS	406	326

NET EARNINGS PER SHARE (note 3)
basic and diluted	0.02	0.01

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	24,053	24,242

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	24,018	23,997

The accompanying notes are an integral part of the consolidated financial statements.

16
MAY 9, 2008	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND DEFICIT
(in thousands of Canadian dollars)
(Unaudited)	Three months ended
	March 31,	March 31,
	2008	2007
	$	$

COMPREHENSIVE INCOME

Net earnings	406	326

Comprehensive income, net of income taxes:
Change in unrealized loss on available-for-sale investments	(256)	(18)
Realized gains on sale of available-for-sale investments included in earnings	(35)	(190)

	(291)	(208)

Comprehensive income	115	118

DEFICIT

BALANCE, BEGINNING OF PERIOD	(4,647)	(11,241)

Net earnings	406	326

Redemption of shares (note 8)	(12)	(7)

BALANCE, END OF PERIOD	(4,253)	(10,922)

ACCUMULATED OTHER COMPREHENSIVE INCOME

BALANCE, BEGINNING OF PERIOD	352	-

Adjustment due to the adoption of CICA Handbook Section 3855 for the cumulative unrealized gain on available-for-sale investments as at January 1st, 2007	-	323

Changes in other comprehensive income for the period	(291)	(208)

BALANCE, END OF PERIOD	61	115

The accompanying notes are an integral part of the consolidated financial statements.

17
MAY 9, 2008	RICHMONT MINES INC.

CONSOLIDATED BALANCE SHEETS
	(in thousands of Canadian dollars)
	March 31,	December 31,
	2008	2007
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	30,015	27,291
Short-term investments (note 4)	931	1,826
Accounts receivable (note 6)	3,003	2,859
Mining and income taxes receivable	1,393	1,677
Inventories (note 5)	6,324	5,438

	41,666	39,091

ADVANCE TO A MINORITY PARTNER (note 6)	1,500	1,875

PROPERTY, PLANT AND EQUIPMENT (note 7)	44,335	45,010

	87,501	85,976

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	5,997	5,005
Mining and income taxes payable	333	116

	6,330	5,121

ASSET RETIREMENT OBLIGATIONS	3,401	3,358

MINORITY INTEREST	14,450	14,238

FUTURE MINING AND INCOME TAXES	1,272	1,446

	25,453	24,163

SHAREHOLDERS’ EQUITY

Capital stock (note 8)	61,014	61,016
Contributed surplus (note 9)	5,226	5,092
Deficit	(4,253)	(4,647)
Accumulated other comprehensive income	61	352

	62,048	61,813

	87,501	85,976
Commitments (note 11)

The accompanying notes are an integral part of the consolidated financial statements.

18
MAY 9, 2008	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF CASH FLOW
	(in thousands of Canadian dollars)
(Unaudited)	Three months ended
	March 31,	March 31,
	2008	2007
	$	$

CASH FLOW FROM OPERATING ACTIVITIES
Net earnings	406	326
Adjustments for:
Depreciation and depletion	1,205	1,631
Stock-based compensation	141	123
Accretion expense - asset retirement obligations	43	44
Loss (gain) on disposal of mining assets	20	(70)
Minority interest	212	(118)
Future mining and income taxes	(174)	(247)

	1,853	1,689

Net change in non-cash working capital items (note 10)	1,328	2,313

	3,181	4,002

CASH FLOW USED IN INVESTING ACTIVITIES
Disposal of mining assets	14	157
Property, plant and equipment - Island Gold Mine	(475)	(1,976)
Property, plant and equipment - Beaufor Mine	(80)	-
Other property, plant and equipment	(270)	(78)
Cash received from an advance to a minority partner	375	-

	(436)	(1,897)

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issue of common shares	19	178
Redemption of common shares	(40)	(86)
Contribution from a minority partner	-	135

	(21)	227

Net increase in cash and cash equivalents	2,724	2,332

Cash and cash equivalents, beginning of period	27,291	16,126

Cash and cash equivalents, end of period	30,015	18,458

The accompanying notes are an integral part of the consolidated financial statements.

20
MAY 9, 2008	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2008 and 2007 (in thousands of Canadian dollars)
(Unaudited)

Richmont Mines Inc. (the "Company"), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

These unaudited interim consolidated financial statements have been prepared by management. The external auditors have not examined these consolidated financial statements for the three-month period ended on March 31, 2008.

1.

Significant accounting policies

These consolidated financial statements reflect the accounts of the Company, its subsidiaries and its 55% interest in the Island Gold Mine, held through an unincorporated joint venture. The Company’s interest in the Island Gold Mine is consolidated using the principles of AcG-15. All inter-company transactions have been eliminated.

The accounting policies used and the application of these policies for the preparation of the interim consolidated financial statements are identical to those used in the preparation of the financial statements for the year ended December 31, 2007 except that the Company has adopted the following CICA guidelines effective January 1st, 2008. These unaudited consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements.

a)

Capital disclosures

In December 2006, the CICA issued Section 1535 of the Handbook, Capital Disclosure. This section establishes standards for disclosing information about an entity’s capital; i) qualitative information about an entity’s objectives, policies and processes for managing capital; ii) quantitative data about the various components of the Company’s capital; iii) the fact that the entity has complied with any capital requirements; and iv) if it has not complied, the consequences of such non-compliance. As a result of the adoption of this standard, note 12 has been added to these interim consolidated financial statements.

b)

Financial instruments – disclosure and presentation

In December 2006, the CICA issued Handbook Section 3862, Financial Instrument – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. Together, these two sections replace Handbook Section 3861, Financial Instruments – Disclosures and Presentation, and require additional disclosure, particularly regarding the documentation of risks. As a result of the adoption of this standard, note 13 has been added to these interim consolidated financial statements.

c)

Inventories

In June 2007, the CICA issued Handbook Section 3031, Inventories, which replaces Handbook Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards ("IFRS"). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; it reduces the number of methods available to determine cost; it requires impairment testing; and it expands the disclosure requirements to increase transparency. The adoption of Section 3030, as of January 1st, 2008, did not have any impact on these interim consolidated financial statements and on comparative data.

d)

Future accounting changes

In February 2008, the Accounting Standards Board ("AcSB") announced that accounting standards in Canada are to converge with IFRS and that public companies will be required to present their financial statements, with comparative data, under these standards for fiscal years beginning on or after January 1st, 2011. The Company is currently evaluating the impact of these requirements on its consolidated financial statements.

20
MAY 9, 2008	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2008 and 2007 (in thousands of Canadian dollars)
(Unaudited)

2.

Exploration and project evaluation

	Three months ended
	March 31,	March 31,
	2008	2007
	$	$

Beaufor Mine	550	360
Island Gold Mine	312	114
Golden Wonder property	474	97
Francoeur / Wasamac properties	40	22
Valentine Lake property	1	14
Camflo Northwest property	-	76
Other properties	7	40
Project evaluation	50	43

	1,434	766

Exploration tax credits	(353)	(465)

	1,081	301

3.

Net earnings per share

	Three months ended
	March 31,	March 31,
	2008	2007
	$	$

Net earnings attributable to common shareholders ($)	406	326

Weighted average number of shares outstanding (thousands)	24,053	24,242
Effect of dilutive share purchase options (thousands)	(35)	(245)

Weighted average number of dilutive shares
outstanding (thousands)	24,018	23,997

Basic earnings per share ($)	0.02	0.01
Diluted earnings per share ($)	0.02	0.01

4.

Short-term investments

Short-term investments include investments in shares of publicly-traded companies and are recorded at market value as they are classified as available-for-sale financial assets.

21
MAY 9, 2008	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2008 and 2007 (in thousands of Canadian dollars)
(Unaudited)

5.

Inventories

	March 31,	December 31,
	2008	2007
	$	$
		(Audited)

Precious metals	2,289	210
Ore	2,435	3,663
Supplies	1,600	1,565

	6,324	5,438

6.

Advance to a minority partner

The total advance to Patricia Mining Corp., the minority partner in the Island Gold Mine is $3,000 as of March 31, 2008 ($3,375 as at December 31, 2007). An amount of $1,500 is presented in accounts receivable as it is reimbursable within the next twelve months. The total advance bears interests at prime rate plus 3% (effective rate of 8.25% for the three-month period ended March 31, 2008 and effective rate of 9% for the period ended March 31, 2007) and is to be reimbursed in 36 equal and consecutive monthly instalments, which started on April 1, 2007. This advance is secured by the 45% interest which the borrower has in the property jointly owned with the Company.

An amount of $132 included in accounts receivable which represents Patricia Mining Corp’s share of the November 2007 cash call of $90 and accrued interests of $42 had not been settled at March 31, 2008.

7.

Property, plant and equipment

		March 31, 2008			December 31, 2007
		Accumulated			Accumulated
		depreciation	Net book		depreciation	Net book
	Cost	and depletion	value	Cost	and depletion	value
	$	$	$	$	$	$
					(Audited)

Mining properties	1,442	828	614	1,442	818	624
Development costs a)	42,091	7,791	34,300	42,033	6,965	35,068
Buildings	5,583	2,063	3,520	5,502	1,973	3,529
Equipment	9,638	4,439	5,199	9,294	4,228	5,066
Asset retirement costs	1,930	1,228	702	1,930	1,207	723

Total	60,684	16,349	44,335	60,201	15,191	45,010

a)

For the period ended March 31, 2008, exploration tax credits of $91 ($350 in 2007) were applied as a reduction of development costs. Proceeds from precious metal sales from development activities of the Island Gold Property of $16,775 were applied as a reduction of development costs in 2007.

22
MAY 9, 2008	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2008 and 2007 (in thousands of Canadian dollars)
(Unaudited)

8.

Capital stock

Authorized: Unlimited number of common shares with no par value

	March 31, 2008
	Number
	of shares	Amount
	(thousands)	$

Issued and paid: Common shares

Balance, beginning of period	24,053	61,016
Issue of shares for cash
Exercise of stock options a)	7	26
Redemption of shares b)	(11)	(28)

Balance, end of period	24,049	61,014

a)

Issue of shares

During the three-month period ended on March 31, 2008, the Company issued 7,000 common shares following the exercise of stock options and received cash proceeds in the amount of $19. Contributed surplus was reduced by $7 which represents the fair value of the exercised stock options.

b)

Redemption of shares

In December 2007, the Company made a normal course issuer bid to purchase its outstanding common shares. The Company may purchase between December 5, 2007 and December 4, 2008 up to 1,200,000 common shares, representing approximately 5% of the 24,053,353 common shares of the Company issued and outstanding on November 30, 2007.

During the three-month period ended March 31, 2008, the Company redeemed 11,200 common shares for $40 in cash. This transaction increased the deficit by $12.

c)

Stock Option Purchase Plan

A summary of the status of the Company’s Stock Option Purchase Plan as of March 31, 2008, and changes during the period then ended is presented below:

	March 31, 2008
		Weighted
	Number of	average
	options	exercise price
	(thousands)	$

Options outstanding, beginning of period	2,023	4.22
Granted	70	3.20
Exercised	(7)	2.74
Cancelled	(20)	4.04

Options outstanding, end of period	2,066	4.19

Exercisable options, end of period	1,089	4.77

23
MAY 9, 2008	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2008 and 2007 (in thousands of Canadian dollars)
(Unaudited)

8.

Capital stock (continued)

The following table summarizes information about the Stock Option Purchase Plan at March 31, 2008:

	Options outstanding at			Exercisable options at
	March 31, 2008			March 31, 2008
Exercise	Number	Weighted average	Weighted average	Number	Weighted average
price	of options	remaining contractual	exercise price	of options	exercise price
	(thousands)	life (years)	$	(thousands)	$

$2.74 to $3.20	913	4.19	2.98	253	2.94
$4.04 to $5.16	488	2.63	4.45	285	4.55
$5.30 to $6.60	665	1.18	5.65	551	5.72

	2,066	3.07	4.19	1,089	4.77

During the three-month period ended March 31, 2008, the Company granted 70,000 stock options (150,000 for the three-month period ended March 31, 2007) to senior executives and management. The weighted average fair value of these stock options at the grant date, calculated using the Black-Scholes option pricing model is $1.15 ($0.96 in 2007). The compensation costs were calculated using the Black-Scholes option pricing model with the following assumptions:

	March 31,	March 31,
	2008	2007

Risk-free interest rate	4.2%	3.9%
Expected life	4 years	4 years
Expected volatility	39%	38%
Expected dividend yield	0.0%	0.0%

For the first quarter of 2008, the stock-based compensation costs charged to earnings amount to $141 ($123 in 2007). The contributed surplus was increased by the same amounts.

9.

Contributed surplus

	March 31,	December 31,
	2008	2007
	$	$
		(Audited)

Balance, beginning of period	5,092	4,591

Stock-based compensation	141	575
Options exercised	(7)	(74)

Balance, end of period	5,226	5,092

24
MAY 9, 2008	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2008 and 2007 (in thousands of Canadian dollars)
(Unaudited)

10.

Consolidated statements of cash flow

	Three months ended
	March 31,	March 31,
	2008	2007

Change in non-cash working capital items

Short-term investments	604	346
Accounts receivable	(144)	657
Mining and income taxes receivable (payable)	501	-
Inventories	(886)	1,246
Accounts payable and accrued charges	1,253	64

	1,328	2,313

Supplemental information
Cash received during the period:
Interests and variation on fair value on cash equivalents	367	278
Mining and income taxes	-	85

Change in accounts payable and accrued charges
related to development projects and other property,
plant and equipment	(261)	(528)

11.

Commitments

The Company is subject to pay royalties on 50% of the production of the Beaufor Mine at the rate of $30 per ounce produced, a 3% royalty per ounce produced at the Island Gold Mine, and on other properties if such other properties are brought into commercial production.

On November 5, 2007 (with amendment dated December 21, 2007), the Company signed an agreement with LKA International, Inc. ("LKA") to acquire an option with the intent of acquiring a 50% interest in the Golden Wonder property, located near Lake City, Colorado, USA. In accordance with the terms of the agreement, the Company paid an initial amount of $US150 to evaluate the Golden Wonder property. In December 2007, the Company exercised the option and paid an additional amount of US$150. The Company must invest a total amount of US$3 million prior to September 1, 2008, including exploration and development expenditures, the option payment of US$300 and transaction costs. In order to maintain its rights in an option and joint venture agreement to be signed no later than September 1, 2008, the Company is committed to subscribe to US$1.5 million in common shares of LKA. The Company will subsequently have the option to invest supplementary amounts of US$3 million (during an 8-month period starting September 1, 2008), US$6 million (during the following 24-month period) and a final amount of US$6 million (during the 24-month period ending on April 30, 2013) to earn its 50% interest in the property. In accordance with the agreement, the Company will receive 50% of the net proceeds of gold sales made during all phases on the project.

12.

Capital disclosures

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern in order to support ongoing exploration programs and development of its mining assets, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

In the management of capital, the Company includes the components of shareholders’ equity, cash and cash equivalents as well as short-term investments.

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may purchase some of its shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and short-term investments. The Company is not subject to externally imposed capital requirements.

25
MAY 9, 2008	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2008 and 2007 (in thousands of Canadian dollars)
(Unaudited)

13.

Financial instruments and risk management

a)

Market risk

The Company is exposed to gold price fluctuations and to fluctuations of the U.S. dollar compared to the Canadian dollar. The Company manages its exposure to these risks through the occasional use of derivative financial instruments and gold commodity contracts.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Company holds no financial instrument or derivative financial instrument for trading or speculative purposes.

b)

Foreign exchange risk

The price of gold is established in U.S. dollars; to manage its exposure due to the fluctuation of the U.S. dollar, the Company can occasionally enter into various types of foreign exchange contracts. During the quarters ended March 31, 2008 and 2007, the Company did not enter into any forward exchange contracts. As at March 31, 2008, an amount of US$5,576 was included in cash and cash equivalents (US$3,604 as at December 31, 2007).

c)

Commodity price risk

For its gold production, the Company can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. At March 31, 2008 and 2007, the Company did not enter into hedging contracts for its gold production.

d)

Credit risk

Financial instruments that expose the Company to market risk and concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable, forward contracts and option contracts for currencies and gold, when used. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. The Company is exposed to credit risk in the event of non-performance by counterparties in connection with, when applicable, its currency and gold forward option contracts and its hedging. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate any loss for nonperformance.

e)

Fair value of financial instruments

The Company has classified its cash and cash equivalents as assets held-for-trading, its short-term investments as available-for-sale financial assets, its accounts receivable and the advance to a minority partner as loans and receivables, and its accounts payable and accrued charges as other financial liabilities as defined by the CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.

The Company owns and assumes other assets and liabilities such as cash and cash equivalents, accounts receivable, as well as accounts payable and accrued charges. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or paid within one year.

The fair value of the advance to a minority partner approximates its book value as it bears interest at a variable rate.

The fair value of short-term investments in publicly-traded companies is the bid price and for the options issued by publicly-traded companies, the fair value is calculated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.78%, expected life of 13 months and 16 months, expected volatility of 100% and no expected dividend yield.

The variation on fair value on cash equivalents since January 1 st, 2008 is $199 ($101 for the three-month period ended March 31, 2007).

14.

Comparative figures

Certain comparative figures provided for the period ended March 31, 2007 have been reclassified to conform with the presentation adopted for the period ended March 31, 2008.

26
MAY 9, 2008	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2008 and 2007 (in thousands of Canadian dollars)
(Unaudited)

15.

Segmented information

The Company operates gold mines at different sites in Quebec and Ontario. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

	Three months ended March 31, 2008
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	7,675	6,553	733	14,961

Mine operating costs and others	4,894	5,667	753	11,314
Exploration and project evaluation	436	319	326	1,081
Depreciation and depletion	404	732	69	1,205
Loss on disposal of mining assets	9	11	-	20

Earnings (loss) before other items	1,932	(176)	(415)	1,341

Acquisition of property, plant and equipment	172	187	171	530

March 31, 2008
Current assets	6,506	3,238	31,922	41,666
Advance to a minority partner	-	-	1,500	1,500
Property, plant and equipment	4,737	37,697	1,901	44,335

Total assets	11,243	40,935	35,323	87,501

	Three months ended March 31, 2007
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	9,615	19	603	10,237

Mine operating costs and others	7,245	10	750	8,005
Exploration and project evaluation	342	114	(155)	301
Depreciation and depletion	1,594	-	37	1,631
Gain on disposal of mining assets	(72)	-	(22)	(94)

Earning (loss) before other items	506	(105)	(7)	394

Acquisition (sale) of property, plant and equipment	(16)	1,415	40	1,439

December 31, 2007 (audited)
Current assets	5,741	2,341	31,009	39,091
Advance to minority partner	-	-	1,875	1,875
Property, plant and equipment	4,969	38,242	1,799	45,010

Total assets	10,710	40,583	34,683	85,976

27
MAY 9, 2008	RICHMONT MINES INC.